Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Enduro Royalty Trust for the registration of 19,800,000 of its units of beneficial interest and to the incorporation by reference therein of our report dated May 9, 2011, with respect to the statements of revenues and direct operating expenses of the Samson Permian Basin Assets and our report dated May 9, 2011, with respect to the statements of revenues and direct operating expenses of the ConocoPhillips Permian Basin Assets, included in Enduro Royalty Trust’s Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

May 24, 2013